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CUSIP No. 2955W100                                                   Page 1 of 8


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               (AMENDMENT NO. 3)*



                           Encore Acquisition Company
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    2955W100
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                                 (CUSIP Number)


                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)




         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)

[ ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


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CUSIP No. 2955W100                                                   Page 2 of 8


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Name of Reporting Persons              Red Oak Associates, L.P.


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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  Not applicable

         (b)  X

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3.       SEC Use Only


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4.       Citizenship or Place of Organization
              U.S.

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Number Of           5.  Sole Voting Power
Shares                       343,569 (See Note 1)
Beneficially        ------------------------------------------------------------
Owned By            6.  Shared Voting Power
Each Reporting               None
Person With         ------------------------------------------------------------
                    7.  Sole Dispositive Power
                             343,569 (See Note 1)
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power
                             None
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person
              343,569 (See Note 1)

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10.      Check Box if the Aggregate Amount In Row (9) Excludes Certain Shares
         (See Instructions)
              Not applicable

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11.      Percent of Class Represented by Amount in Row (9)
              1.1% (based on 30,354,143 shares of common stock outstanding as of December 31, 2003)

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12.      Type of Reporting Person (See Instructions)
              PN

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CUSIP No. 2955W100                                                   Page 3 of 8


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1.       Name of Reporting Persons              Red Oak Associates No. 2, L.P.


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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  Not applicable

         (b)  X

--------------------------------------------------------------------------------
3.       SEC Use Only


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4.       Citizenship or Place of Organization
              U.S.

--------------------------------------------------------------------------------
Number Of           5.  Sole Voting Power
Shares                       1,334,279 (See Note 1)
Beneficially        ------------------------------------------------------------
Owned By            6.  Shared Voting Power
Each Reporting               None
Person With         ------------------------------------------------------------
                    7.  Sole Dispositive Power
                             1,334,279 (See Note 1)
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power
                             None
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
              1,334,279 (See Note 1)

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
              Not applicable

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
              4.4% (based on 30,354,143 shares of common stock outstanding as of December 31, 2003)

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
              PN

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CUSIP No. 2955W100                                                   Page 4 of 8


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1.       Name of Reporting Persons              I. Jon Brumley


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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  Not applicable

         (b)  X

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3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization
              U.S.

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Number Of           5.  Sole Voting Power
Shares                       1,824,730 (See Notes 1, 2 and 3)
Beneficially        ------------------------------------------------------------
Owned By            6.  Shared Voting Power
Each Reporting               None
Person With         ------------------------------------------------------------
                    7.  Sole Dispositive Power
                             1,800,980 (See Notes 1 and 2)
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power
                             None
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person
              1,824,730 (See Notes 1, 2 and 3)

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
              Not applicable

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11.      Percent of Class Represented by Amount in Row (9)
              5.99% (based on 30,477,175 shares of common stock outstanding as of December 31, 2003)

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
              IN

--------------------------------------------------------------------------------


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CUSIP No. 2955W100                                                   Page 5 of 8

ITEM 1.
       (a)        Name of Issuer:                                             Encore Acquisition Company

       (b)        Address of Issuer's Principal Executive Offices:            777 Main Street, Suite 1400
                                                                              Fort Worth, Texas 76102

ITEM 2.
       (a)        Name of Person Filing:                                      Red Oak Associates L.P.,
                                                                              Red Oak Associates No. 2, L.P.
                                                                              and Mr. I. Jon Brumley

       (b)        Address of Principal Business Office:                       777 Main Street, Suite 1400
                                                                              Fort Worth, Texas 76102

       (c)        Citizenship:                                                U.S.

       (d)        Title of Class of Securities:                               Common Stock

       (e)        CUSIP Number:                                               2955W100

----------------------------------------------------------------------------------------------------------------------
ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK
                  WHETHER THE PERSON FILING IS A:

                  (a)      [ ]          Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b)      [ ]          Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c)      [ ]          Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d)      [ ]          Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e)      [ ]          An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

                  (f)      [ ]          An employee benefit plan or endowment fund in accordance with Section
                                        240.13d-1(b)(1)(ii)(F).

                  (g)      [ ]          A parent holding company or control person in accordance with Section
                                        240.13d-1(b)(1)(ii)(G).

                  (h)      [ ]          A savings association as defined in section 3(b) of the Federal Deposit
                                        Insurance Act (12 U.S.C. 1813).

                  (i)      [ ]          A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                  (j)      [ ]          Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


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CUSIP No. 2955W100                                                   Page 6 of 8


ITEM 4.           Ownership

                  (a) - (b)

                  RED OAK ASSOCIATES, L.P.

                  The aggregate number of shares of common stock that Red Oak Associates, L.P. owns beneficially is 343,569, which constitutes approximately 1.1% of the outstanding shares of common stock (based on 30,354,143 shares of common stock outstanding as of December 31, 2003).

                  RED OAK ASSOCIATES NO. 2, L.P.

                  The aggregate number of shares of common stock that Red Oak Associates No. 2, L.P. owns beneficially is 1,334,279, which constitutes approximately 4.4% of the outstanding shares of common stock (based on 30,354,143 shares of common stock outstanding as of December 31, 2003).

                  I. JON BRUMLEY

                  Because of his position as sole general partner of each of Red Oak Associates, L.P. and Red Oak Associates No. 2, L.P., and because of his individual ownership of shares of common stock and rights to acquire shares of common stock pursuant to options, Mr. Brumley may be deemed to beneficially own 1,824,730 shares of common stock, which constitute in the aggregate approximately 5.99% of the outstanding shares of common stock (based on 30,477,175 shares of common stock outstanding as of December 31, 2003).

                  (c)

                  RED OAK ASSOCIATES, L.P.

                  Acting through its sole general partner, Red Oak Associates, L.P. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 343,569 shares of common stock.

                  RED OAK ASSOCIATES NO. 2, L.P.

                  Acting through its sole general partner, Red Oak Associates No. 2, L.P. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,334,279 shares of common stock.

                  I. JON BRUMLEY

                  In his capacity as sole general partner of each of Red Oak Associates, L.P. and Red Oak Associates No. 2, L.P., Mr. Brumley has sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,677,848 shares of common stock. Mr. Brumley also has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100 shares of common stock. Furthermore, Mr. Brumley has the power to vote or to direct the vote of 23,750 shares of restricted common stock. Mr. Brumley is also deemed to beneficially own 123,032 shares of common stock that may be acquired upon the exercise of options that were or would have become exercisable within 60 days of December 31, 2003.


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CUSIP No. 2955W100                                                   Page 7 of 8


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  This Schedule 13G/A is being filed on behalf of each of the persons identified in Item 2 pursuant to Rules 13d-1(d) and 13d-1(k)(1). The identity of each such person is set forth in
                  Item 2(a) hereof.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10.          CERTIFICATION

                  Not Applicable.

----------------

NOTE 1: Mr. Brumley is the sole general partner of Red Oak Associates, L.P. and Red Oak Associates No. 2, L.P.

NOTE 2: Includes (i) 343,569 shares of common stock held by Red Oak Associates, L.P., (ii) 1,334,279 shares of common stock held by Red Oak Associates No. 2, L.P., (iii) direct ownership of 100 shares of common stock, and (iv) 123,032 shares of common stock that may be acquired upon the exercise of options that were or would have become exercisable within 60 days of December 31, 2003.

NOTE 3: Includes 23,750 shares of restricted common stock as of December 31, 2003.



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CUSIP No. 2955W100                                                   Page 8 of 8


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 18, 2004             RED OAK ASSOCIATES, L.P.,
                                     a Delaware limited partnership

                                     By: /s/ I. Jon Brumley
                                        ----------------------------------------
                                        I. Jon Brumley, the sole general partner

                                     RED OAK ASSOCIATES NO. 2, L.P.,
                                     a Delaware limited partnership

                                     By: /s/ I. Jon Brumley
                                        ----------------------------------------
                                        I. Jon Brumley, the sole general partner



                                     /s/ I. Jon Brumley
                                     -------------------------------------------
                                     I. Jon Brumley